SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Portec Rail Products, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

736212101
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600

with a copy to
David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736212101	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736212101	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 736212101	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736212101	SCHEDULE 13D/A	Page 9 of 11 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D") filed with the Securities and Exchange Commission on December 15, 2010, with respect to shares (the "Shares") of common stock, $1.00 par value per share ("Common Stock"), of Portec Rail Products, Inc. (the "Issuer").  Except as set forth herein the Schedule 13D is unmodified.  This is the final amedment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons originally acquired the shares of Common Stock for investment in the ordinary course of its business. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.

On February 16, 2010, an Agreement and Plan of Merger, was entered into by and among the Issuer, L.B. Foster Company, a Pennsylvania corporation ("Foster"), and Foster Thomas Company ("Purchaser"), a West Virginia corporation and a wholly-owned subsidiary of Foster (as amended, the "Merger Agreement"), pursuant to which Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding Common Stock at a purchase price, taking into account amendments to the Merger Agreement, of $11.80 per share, and the subsequent merger of Purchaser with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Foster.

According to Amendment No. 21 to the Issuer's Schedule 14D-9/A filing dated December 15, 2010: (i) the Offer expired at 5:00 p.m. on Wednesday, December 15, 2010 with 7,630,969 million shares of Common Stock (not including 46,846 shares tendered by notice of guaranteed delivery, which shares may be validly tendered until Monday, December 20, 2010) validly tendered into, and not withdrawn from, the Offer, and representing approximately 79.46% of the outstanding shares of Common Stock, (ii) Purchaser has accepted for payment all shares that were validly tendered and not withdrawn, in accordance with the terms of the Offer, and (iii) upon expiration of the Offer, Foster and Purchaser immediately commenced a subsequent offering period pursuant to Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Subsequent Offering Period”) for all remaining untendered shares of Common Stock at the same $11.80 per share price with the Subsequent Offering Period expiring at 5:00 p.m. on December 21, 2010, unless extended.

The Reporting Persons tendered all their Shares in the Subsequent Offering Period on December 21, 2010.  According to Amendment No. 19 to the Tender Offer Statement on Schedule TO filed by Foster and Purchaser and dated December 21, 2010 (the "TO Amendment"), the depositary for the Offer has advised Foster and Purchaser that, as of such time, an aggregate of approximately 991,424 shares of Common Stock were validly tendered in the Subsequent Offering Period and Purchaser has accepted for payment all validly tendered shares such that Purchaser now owns approximately 8,622,393 shares of Common Stock, representing approximately 89.78% of the outstanding shares of Common Stock.

Item 5.           Interest In Securities Of The Issuer

Subparagraphs (a), (b), (c) and (e) of Item 5 are amended and supplemented to include the following:

(a) The Reporting Persons beneficially own 0 Shares, constituting 0% of the Common Stock outstanding.  The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon a total of 9,603,579 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the period ending September 30, 2010

(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 0 Shares, or 0% of the Common Stock deemed issued and outstanding as of that date.

(c) The Reporting Persons tendered all their Shares in the Subsequent Offering Period on December 21, 2010. According to the TO Amendment, Purchaser has accepted for payment and now owns all shares of Common Stock validly tendered validly in the Subsequent Offering Period.

(e) December 21, 2010.

CUSIP No. 736212101	SCHEDULE 13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 736212101	SCHEDULE 13D	Page 11 of 11 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson